SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 24, 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, February 24, 2026 regarding “Notice of the Annual General Meeting of shareholders 2026 of Telefonaktiebolaget LM Ericsson”

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Notice of the Annual General Meeting of shareholders 2026 of Telefonaktiebolaget LM Ericsson

The shareholders of Telefonaktiebolaget LM Ericsson (reg. no 556016-0680) (the “Company” or “Ericsson”) are invited to participate in the Annual General Meeting of shareholders (“AGM”) to be held on Tuesday, March 31, 2026 at 2:00 PM CEST at the Company’s premises: Open Box, Grönlandsgatan 8, Kista/Stockholm. Registration for the AGM starts at 1:00 PM CEST. Shareholders may also exercise their voting rights by post before the AGM.

The AGM will be conducted in Swedish and simultaneously translated into English.

Registration and notice of participation

A) Participation at the meeting venue

Shareholders who wish to attend the meeting venue in person or by proxy must:

•	be recorded as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB, as of Monday, March 23, 2026; and

•	give notice of participation to the Company no later than Wednesday, March 25, 2026

•	by telephone +46 (0)8 402 90 54 on weekdays between 10:00 AM and 4:00 PM CET;

•	by post to Telefonaktiebolaget LM Ericsson, AGM, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden;

•	by e-mail to GeneralMeetingService@euroclear.com; or

•	via Ericsson’s website www.ericsson.com/en/agm.

When giving notice of participation, please include name, date of birth or registration number, address, telephone number and number of participating assistants, if any.

Proxy

If the shareholder is represented by proxy, a written and dated power of attorney signed by the shareholder must be issued for the representative. A power of attorney issued by a legal entity must be accompanied by the entity’s certificate of registration (or a corresponding document of authority). In order to facilitate registration at the AGM, the power of attorney, certificate of registration and other documents of authority should be sent to the Company at the address above, in connection with the notice of participation. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com/en/agm.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

B) Participation by postal voting

Shareholders who wish to participate in the AGM by postal voting must:

•	be recorded as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB, as of Monday, March 23, 2026; and

•

give notice of participation by casting its postal vote in accordance with the instructions below, so that the postal voting form is received by Euroclear Sweden AB no later than Wednesday, March 25, 2026.

A special form must be used for postal voting. The form is available on Ericsson’s website www.ericsson.com/en/agm. The completed and signed postal voting form may be sent by post to Telefonaktiebolaget LM Ericsson, AGM, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or by e-mail to GeneralMeetingService@euroclear.com. Shareholders may also submit their postal votes electronically by verification with BankID via Ericsson’s website, www.ericsson.com/en/agm. The completed form must be received by the Company/Euroclear Sweden AB no later than Wednesday, March 25, 2026.

The shareholder may not provide special instructions or conditions in the postal voting form. If such instructions or conditions are included, the postal vote (in its entirety) is invalid. Further instructions and conditions are included in the form for postal voting.

If the shareholder submits its postal vote by proxy, a written and dated power of attorney signed by the shareholder must be attached to the postal voting form. If the shareholder is a legal entity, the entity’s certificate of registration (or a corresponding document of authority) must be attached to the form. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com/en/agm.

A shareholder who has voted by post may also attend the meeting venue, provided that the notification has been made in accordance with the instructions under the heading Registration and notice of participation – A) Participating at the meeting venue above.

Shares registered in the name of a nominee

In order to be entitled to participate in the AGM, a shareholder whose shares are registered in the name of a nominee must, in addition to giving notice of participation in the AGM, register its shares in its own name so that the shareholder is listed in the presentation of the share register of the Company as of Monday, March 23, 2026. Such re-registration may be temporary (so-called voting rights registration), and request for such voting rights registration shall be made to the nominee, in accordance with the nominee’s procedures, at such a time in advance as required by the nominee.

Voting rights registrations that have been made by the nominee on or before Wednesday, March 25, 2026 will be considered in the presentation of the share register.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Processing of personal data

For information regarding the processing of personal data in connection with the AGM, please see the privacy policy on Euroclear Sweden AB’s website: https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

If you have questions regarding Ericsson’s processing of your personal data, you can contact the Company by emailing ericsson.group.privacy@ericsson.com. Ericsson has company registration number 556016-0680 and the Board’s registered office is in Stockholm.

Proposed agenda

1.	Election of the Chair of the AGM

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the AGM

4.	Determination whether the AGM has been properly convened

5.	Election of two persons approving the minutes of the AGM

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts, the auditor’s limited assurance report over the group sustainability statement, the remuneration report and the auditor’s report on whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2025

7.	The President and CEO’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	adoption of the remuneration report;

8.3.	discharge of liability for the members of the Board of Directors and the President for 2025; and

8.4.	the appropriation of the results in accordance with the approved balance sheet and determination of the record dates for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the AGM

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

10.	Determination of the fees payable to members of the Board of Directors elected by the AGM and members of the Committees of the Board of Directors elected by the AGM

11.	Election of Board members and deputies of the Board of Directors

The Nomination Committee’s proposal for Board members:

11.1.	Jon Fredrik Baksaas (re-election)

11.2.	Jan Carlson (re-election)

11.3.	Christian Cederholm (re-election)

11.4.	Börje Ekholm (re-election)

11.5.	Eric A. Elzvik (re-election)

11.6.	Marachel Knight (re-election)

11.7.	Kristin S. Rinne (re-election)

11.8.	Jonas Synnergren (re-election)

11.9.	Jacob Wallenberg (re-election)

11.10.	Christy Wyatt (re-election)

11.11.	Karl Åberg (re-election)

12.	Election of the Chair of the Board of Directors

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Long-Term Variable Compensation Program 2026 (LTV 2026)

16.1.	Resolution on implementation of the LTV 2026

16.2.	Resolution on transfer of treasury stock to employees and on an exchange for the LTV 2026

16.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV 2026

17.	Amendment of the terms of the Long-Term Variable Compensation Program 2025 (LTV 2025)

17.1.	Resolution on amendment of the terms for the LTV 2025

17.2.	Resolution on transfer of treasury stock to employees and on an exchange for the LTV 2025

17.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV 2025

18.	Authorizations on transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs LTV I 2023, LTV II 2023 and LTV 2024

18.1.	Authorization to decide on transfer of treasury stock on an exchange to cover expenses

18.2.	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

19.	Authorization for the Board of Directors to decide upon purchase of own shares

20.	Closing of the AGM

Item 1 Chair of the AGM

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the AGM 2012, is composed of the Chair of the Nomination Committee Johan Forssell (Investor AB), Helena Stjernholm (AB Industrivärden), Anders Oscarsson (AMF Tjänstepension and AMF Fonder), Christer Gardell (Cevian Capital) and Jan Carlson (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Eva Hägg be elected Chair of the AGM.

Item 2 Preparation and approval of the voting list

The voting list proposed for approval is the voting list drawn up by Euroclear Sweden AB on behalf of the Company, based on the AGM’s register of shareholders, shareholders having given notice of participation and being present at the meeting venue and postal votes received.

Item 8.4 Dividend and record dates

The Board of Directors proposes a dividend to the shareholders of SEK 3.00 per share. The dividend is proposed to be paid in two installments, SEK 1.50 per share with the record date April 2, 2026, and SEK 1.50 per share with the record date September 29, 2026. Assuming these dates will be the record dates, Euroclear Sweden AB is expected to disburse SEK 1.50 per share on April 9, 2026, and SEK 1.50 per share on October 2, 2026.

Item 9 Number of Board members and deputies to be elected by the AGM

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the AGM shall be eleven (unchanged) and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the AGM and to members of the Committees of the Board of Directors elected by the AGM

The Nomination Committee proposes that fees to non-employee Board members elected by the AGM and non-employee members of the Committees of the Board of Directors elected by the AGM be paid as follows:

•	SEK 5,200,000 to the Chair of the Board of Directors (previously SEK 5,000,000);

•	SEK 1,400,000 to each of the other Board members (previously SEK 1,300,000);

•	SEK 600,000 to the Chair of the Audit and Compliance Committee (previously SEK 560,000);

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

•	SEK 335,000 to each of the other members of the Audit and Compliance Committee (previously SEK 320,000);

•	SEK 250,000 to the Chair of the Enterprise Business and Technology Committee (previously SEK 235,000);

•	SEK 205,000 to each of the other members of the Enterprise Business and Technology Committee (unchanged);

•	SEK 240,000 to each Chair of the Finance and the Remuneration Committee (previously SEK 225,000); and

•	SEK 200,000 to each of the other members of the Finance and the Remuneration Committee (unchanged).

The Nomination Committee has considered the Board fees with the objective of ensuring that they allow for the recruitment and retention of high-quality individuals while also being appropriate in comparison to other technology companies operating globally and with similar size and complexity. As such, the Nomination Committee has concluded that an increase in accordance with the above is reasonable, well-justified and in the best interests of the Company. The proposal of the Nomination Committee provides for an increase of the fees of approximately 6.1% compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the AGM 2025.

In addition to the fees described above, the Nomination Committee proposes unchanged compensation be paid to non-employee Board members elected by the AGM for each physical Board meeting attended in Sweden as follows:

Residence of Board member	Compensation per meeting
Nordic Countries	None
Europe (non-Nordic)	EUR 2,000
Outside of Europe	USD 5,000

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends that Board members elected by the shareholders, over a five-year period, build a holding of shares or synthetic shares in Ericsson equal to at least the value of 1.5 times the annual fee (excluding fees for Committee work and meeting fees), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To enable Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the option of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the AGM 2026 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work and meeting fees), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•

The number of synthetic shares to be allocated shall be valued at the average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2026. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2031, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company in close connection with the time of payment.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

•

An amount corresponding to the dividend in respect of shares of series B in the Company, where the record date for dividend occurs during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the AGM resolved on allocation of the synthetic shares, payment may take place in the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, splits, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 11 Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that all current members of the Board be re-elected as set out below:

11.1	Jon Fredrik Baksaas;

11.2	Jan Carlson;

11.3	Christian Cederholm;

11.4	Börje Ekholm;

11.5	Eric A. Elzvik;

11.6	Marachel Knight;

11.7	Kristin S. Rinne;

11.8	Jonas Synnergren;

11.9	Jacob Wallenberg;

11.10	Christy Wyatt; and

11.11	Karl Åberg.

Considerations

The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period but also considers longer term future competence needs. It is a long journey to identify the right candidates and long-term planning is essential. In assessing the appropriate composition of the Board of Directors, the Nomination Committee seeks to identify, in compliance with applicable laws, the most qualified candidates and considers, among other things,

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

the experience and competence needed on the Board and its Committees, the value of a diversity of perspectives and experiences that will drive innovation and sound decision-making to the Board, as well as the need for periodic renewal. The Nomination Committee believes that selecting the most qualified candidates for the Board in this way will support Ericsson’s sustainable development. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as its diversity policy. The Nomination Committee assesses the appropriateness of the number of Board members. The Committee also takes into account other commitments Board members may have in order to ensure that each Board member is able to devote the time required to fulfill their Board duties.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee’s objective is to propose and support the election of a Board that is comprised of individuals of the highest competency and integrity, while also holistically comprising a strong mix of needed skills and experience to effectively oversee and lead Ericsson.

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further, it is the Nomination Committee’s view that the Board fulfills high expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfill high expectations in their relevant areas of expertise. Competencies and experiences represented on the Board include broad international industry experience, experience from the telecom, IT and ICT sectors, technological and technical competencies and experiences (e.g. related to software, digitalization, cybersecurity and AI), financial expertise and experience from private equity, M&A and new business. In assessing the overall composition of the Board, the Nomination Committee considers director competencies and experiences within the ESG areas (including environmental, social and corporate governance areas) and is of the view that these are well represented on the Board.

The Nomination Committee does not propose any changes to the composition of the Board of Directors this year due to this year’s focus on stability and continuity. Out of the proposed Board members to be elected by the AGM (excluding the President and CEO), three are women and seven are men. The Committee believes that the proposed Board composition provides the Company with the right conditions for realizing its long-term potential.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements and US NASDAQ independence requirements:

(i)	The Nomination Committee considers that the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Christian Cederholm

d.	Eric A. Elzvik

e.	Marachel Knight

f.	Kristin S. Rinne

g.	Jonas Synnergren

h.	Jacob Wallenberg

i.	Christy Wyatt

j.	Karl Åberg

(ii)	The Nomination Committee considers that the following Board members are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Börje Ekholm

d.	Eric A. Elzvik

e.	Marachel Knight

f.	Kristin S. Rinne

g.	Jonas Synnergren

h.	Christy Wyatt

Moreover, the Nomination Committee considers that the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Eric A. Elzvik

d.	Marachel Knight

e.	Kristin S. Rinne

f.	Jonas Synnergren

g.	Christy Wyatt

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Item 12 Election of the Chair of the Board of Directors

The Nomination Committee proposes that Jan Carlson be re-elected as Chair of the Board of Directors.

Item 13 Number of auditors

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, as in previous years, that the auditor fees be paid against approved account.

Item 15 Election of auditor

In accordance with the recommendation by the Audit and Compliance Committee, the Nomination Committee proposes that Deloitte AB be appointed auditor for the period from the end of the AGM 2026 until the end of the AGM 2027 (re-election).

Item 16 Implementation of LTV 2026 including transfer of treasury stock to employees and on an exchange

Background

The Remuneration Committee and the Board of Directors evaluate the long-term variable compensation (“LTV”) programs to the Executive Team (“ET”) and for employees classified as executives (“Executives”) on an ongoing basis. The evaluation considers the LTV programs for effectiveness in serving their purpose to support achieving the Ericsson Group’s strategic business objectives and sustainable long-term interests as well as their facility to increase the long-term focus of the members of the ET and the Executives and align their interests with the long-term expectations and the interests of the shareholders.

Following the Remuneration Committee’s and the Board of Directors’ evaluation of the ongoing LTV programs (LTV I 2023, LTV II 2023, LTV 2024 and LTV 2025) for the ET and Executives — changes in certain of the LTV performance metrics are proposed for LTV 2026. It is proposed that the Group ESG performance criterion related to CO2 emissions reduction be given a higher weighting of 10% to underscore the importance of this area. The proposed weighting includes the removal of the performance criterion related to women in leadership positions, which follows from extensive consideration of the rapidly changing geopolitical, legal, and regulatory environment and consultation with investors.

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The main purposes of the proposed changes to LTV 2026 are to further enhance the long-term focus of the ET and the Executives to ensure alignment with the long-term interests of shareholders and to strengthen Ericsson’s commitment to long-term sustainability and responsible business practices. The ongoing LTV programs have enabled the Company to attract, retain and motivate senior leaders and offer them globally competitive remuneration, and remain committed to increasing shareholder value.

LTV 2026 is an integral part of the Company’s remuneration strategy, and the Board of Directors in particular expects the members of the ET and the Executives to build significant equity holdings to align the interests and expectations of the LTV program participants with those of shareholders.

Proposals

16.1 Implementation of the LTV 2026

The Board of Directors proposes that the AGM 2026 resolve on the LTV 2026 for the ET and the Executives comprising a maximum of 7.4 million shares of series B in the Company as set out below.

Objectives of the LTV program

The LTV program is designed to provide long-term incentives for the ET and the Executives (“Participants”), thereby creating long-term value for the shareholders. The aim is to attract, retain and motivate senior leaders in a competitive market through performance-based share related incentives, to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders and to further strengthen the ET’s and the Executives’ commitment to long-term sustainability and responsible business.

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the ET and the Executives, currently comprising approximately 180 employees, including the President and CEO. Awards under LTV 2026 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that, among other things, certain performance criteria as set out below are met, to receive a number of shares at no consideration, following expiration of a three-year vesting period (“Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance criteria, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV 2026 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the AGM 2026. For 2026, the value of the underlying shares in respect of the Performance Share Awards made to the President and CEO will not exceed 150% of the Annual Base Salary at the time of grant, and for other Participants, the value will not exceed 100% of the Participants’ respective Annual Base Salary at the time of grant, unless the Participant is employed in the USA where the value will not exceed 200% of Participants’ Annual Base Salary.

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The share price used to calculate the number of shares to which the Performance Share Awards entitle will be the volume-weighted average of the market price of shares of series B in Ericsson on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2025.

Performance criteria

The vesting of the Performance Share Awards will be subject to (i) the average satisfaction of a performance criterion related to the Group’s profitability for the financial years 2026, 2027 and 2028, (ii) three-year based performance criteria related to total shareholder return (“TSR”1) for the financial years 2026 – 2028, and (iii) the average satisfaction of a performance criterion related to Group Environmental Social and Governance (“ESG”), for the financial years 2026, 2027 and 2028, which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The three-year Group profitability performance criterion relates to 45% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2026 – December 31, 2028 (“Performance Period”2). The absolute and relative TSR performance criteria relate to 25% and 20%, respectively, of the Performance Share Awards and the maximum vesting level for both TSR performance criteria is 200%.

The Group ESG performance criterion measured over the Performance Period will relate to 10% of the Performance Share Awards, and the maximum vesting level is 200%.

The following conditions will apply to the performance criteria:

•	Group profitability performance criterion

45% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group profitability performance criterion, expressed as either EBITA (earnings (loss)

[1]	Total shareholder return, i.e., share price growth including dividends.
[2]

To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson series B share on Nasdaq Stockholm for the three-month period immediately prior to the commencement and expiration of the Performance Period.

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before interest, taxes, amortizations and excluding write-downs of acquired intangible assets and restructuring charges3) or Adjusted Operating Profit (Operating profit (loss) before investing income (expenses), financing expenses, taxes and excluding amortizations and write downs of acquired intangible assets, restructuring charges and material one-off items4) in accordance with the accounting standard applied by the Company for the financial years 2026, 2027 and 2028, respectively, calculated as the average of the achievement of the three annual profitability targets. The Group profitability performance criterion is established by the Board of Directors and will stipulate a minimum level and a maximum level for each of the financial years 2026, 2027 and 2028. The Group profitability targets are established annually and not disclosed due to stock market and competition considerations. Target achievement for each financial year will be determined by the Board of Directors when the audited result for each of the financial years is available.

If the maximum performance level for the relevant financial year is reached or exceeded, target achievement for that financial year will be determined at 200%. If performance for the relevant financial year amounts to or is below the minimum level, target achievement for that financial year will be determined at 0%. If performance for the relevant financial year is below the maximum level but exceeds the minimum level, target achievement for that financial year will be determined on a linear pro-rata basis. When audited results for all three financial years are available, the average target achievement will be calculated by adding the target achievement for each year and dividing the sum by three. The vesting level of Performance Share Awards related to Group profitability performance criterion will equal the average target achievement and be determined by the Board of Directors. The allotment of the shares will not occur until the end of the Vesting Period in 2029.

•	TSR performance criteria

Absolute TSR performance criterion

25% of the Performance Share Awards granted to a Participant will be subject to fulfillment of an absolute TSR performance criterion over the Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, maximum vesting of 200% of the Performance Share Awards related to absolute TSR performance criterion will occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR performance criterion. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to absolute TSR performance criterion will apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded. The allotment of the shares will not occur until the end of the Vesting Period in 2029.

[3]	The definition of Group EBITA in LTV 2026 differs from the definition of Group EBITA in the Company’s financial report as the definition in the LTV 2026 excludes restructuring charges.
[4]	Material, unforeseen and non-recurrent transactions impacting comparability which are formally approved by CEO/CFO.

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Relative TSR performance criterion

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance criterion over the Performance Period, compared to a European stock index. The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance compared to performance of STOXX EUROPE 600 Index (the “Index”). If the Company’s TSR performance is below performance of the Index, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance criterion. Threshold vesting starts when the Company’s TSR performance is equal to the Index and is set at 85%. Maximum vesting of 200% is set at 22.5043% overperformance compared to the Index over the Performance Period (equal to 7% annual compound overperformance). A linear pro-rata vesting from 85% to 200% will apply between threshold and maximum vesting. The allotment of the shares will not occur until the end of the Vesting Period in 2029.

•	Group ESG performance criterion

10% of the Performance Share Awards granted to a Participant will be subject to fulfillment of a performance criterion of reducing greenhouse gas (“GHG”) emissions5 from service fleet vehicles, energy consumption at facilities and from business travel6 for the financial years 2026, 2027 and 20287. The fulfillment of the performance criterion is calculated as the average of the achievement of the three annual GHG emissions targets.

The GHG emissions target levels will be defined annually in alignment with the emissions reduction trajectory set for achieving Net Zero emissions from the Ericsson Group’s own activities by 2030.

For 2026, the GHG emissions target level is 81,796 tonne CO2e. If the GHG emissions in the Ericsson Group amount to 70,386 tonne CO2e or less by year-end 2026, the achievement level for 2026 will be set to 200%. If the GHG emissions in the Ericsson Group amount to 93,206 tonne CO2e or more by year-end 2026, the achievement level for 2026 will be set to 0%. If the GHG emissions in the Ericsson Group by year-end 2026 exceed 70,386 tonne CO2e but are below 93,206 tonne CO2e, the achievement level for that financial year will be determined on a linear pro-rata basis.

[5]

Measured as the carbon dioxide equivalents (“CO2e”) of several greenhouse gases including, but not limited to, carbon dioxide. The so-called high-altitude effect of greenhouse gas emissions from air travel is not to be considered in these calculations.

[6]	Corresponding to emissions in Scope 1, Scope 2 (market-based) and Scope 3 category Business Travel, as defined in the Greenhouse Gas Protocol, and reported in the Company’s sustainability statement.
[7]

GHG emissions are reported on a calendar year basis but for practical and timing reasons, some of the emissions in scope of the performance criterion are measured on the twelve-month period December up to and including November.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

The 2027 and 2028 targets of reducing GHG emissions shall be established annually by the Board of Directors according to the same principles as for 2026 and will stipulate a target level, a minimum level, and a maximum level. Reducing GHG emissions is highly dependent on business strategy and on operational model. Management decisions on e.g., divestments, acquisitions, facilities, or outsourcing can have short-term major impact on the Ericsson Group’s GHG emissions. A multiannual target based on three-year average will allow the Board of Directors to more accurately account for dynamics impacting Ericsson’s ability to reduce GHG emissions. In addition, the emissions reduction trajectory towards achieving Net Zero emissions from the Ericsson Group’s own activities by 2030 will necessarily shift depending on progress in the constituent years, making it difficult to set meaningful targets for a multi-year period. In light of previous major and rapid achievements in GHG emissions reduction, the Board’s view is that determining a three-year GHG emissions reduction target at the start of a three-year period may, in the context of increasingly rapid development in the area, produce unfavorable outcomes in the form of either excessive remuneration or poor retention, misaligned with the objective of the Company’s guidelines for remuneration to group management. The Board of Directors therefore proposes that the 2027 and 2028 targets of reducing GHG emissions shall be established annually by the Board of Directors according to the same principles as for the financial year 2026. The achievement level for each financial year will be determined by the Board of Directors when the audited result for each of the financial years is available.

The average achievement level will be calculated by adding the achievement level for each year and dividing the sum by three. The vesting level of Performance Share Awards related to the 2026, 2027 and 2028 GHG emissions performance criterion will equal the average achievement level and be determined by the Board of Directors. The allotment of the shares will not occur until the end of the Vesting Period in 2029.

Information about the outcome of the performance criteria will be provided no later than in the annual report for the financial year 2028.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, such as environmental, social, ethics and compliance factors, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

In view of the rapidly changing geopolitical, legal and regulatory environments in a number of the jurisdictions in which the Company operates, it is critical that the Company is able to ensure that its operations, including its remuneration programs, comply with law. Should any of the performance metrics contained in the program be deemed to be in violation of applicable law or if otherwise maintaining such metric would have a material adverse impact on the Company, the Board may amend the program to remove the relevant metric.

The Company has the right to, before delivering vested shares to the Participants, retain and sell the number of shares required to cover the cost for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. In such an event, the net amount of vested shares will thus be delivered to the Participants after the vested Performance Share Awards are reduced by the number of shares retained by the Company for such purposes.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2026 including transfer of treasury stock and an equity swap agreement with a third party. The Board of Directors considers that transfer of previously repurchased treasury stock is the most cost efficient and flexible method to transfer shares under LTV 2026.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV 2026, including financing costs and social security fees, is estimated to range between SEK 272 million and SEK 406 million distributed over the years 2026 – 2029. The costs will depend on the future development of the price of Ericsson series B share.

The administration cost for hedging the financial exposure of the LTV 2026 by way of an equity swap agreement is currently estimated to approximately SEK 50 million.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Dilution

The Company has approximately 3.4 billion registered shares. As per February 23, 2026, the Company held approximately 38 million shares in treasury. The number of shares that may be required for ongoing LTV programs (I 2023, II 2023, 2024 and 2025) as per February 23, 2026, is estimated to approximately 18.7 million shares, corresponding to approximately 0.55 percent of the number of registered shares of the Company. In order to implement the LTV 2026 a total of up to 7.4 million shares are required, which corresponds to approximately 0.22 percent of the total number of registered shares of the Company. The effect on important key figures is only marginal.

16.2 Transfer of treasury stock to employees and on an exchange for the LTV 2026

a)	Transfer of treasury stock under the LTV 2026

To secure the delivery of Performance Shares in accordance with the terms and conditions of the LTV 2026, the Board of Directors proposes that the AGM resolve that the Company shall have the right to transfer no more than 6.2 million shares of series B in the Company less any shares retained by the Company as per item 16.2 c) on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2026. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2026.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2026.

•	Employees covered by the terms and conditions of the LTV 2026 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2026 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2026.

b)	Authorization to decide on transfer of treasury stock on an exchange to cover expenses for the LTV 2026

Authorization for the Board of Directors to decide that the Company shall, prior to the AGM in 2027, transfer no more than 1.2 million shares of series B in the Company in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

c)	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants in the LTV 2026

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2026, prior to the AGM in 2027, retain and sell no more than 70% of the vested shares of series B in the Company in order to cover the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2026 and do not incur additional costs to the LTV 2026 for the Company.

16.3 Equity Swap Agreement with third party in relation to the LTV 2026

In the event that the required majority for approval is not reached under item 16.2 above, the financial exposure of the LTV 2026 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party may, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2026.

Majority rules

The resolution of the AGM on implementation of the LTV 2026 according to item 16.1 requires that more than half of the votes cast at the AGM approve the proposal. The resolution of the AGM on transfer of treasury stock to employees and on an exchange for the LTV 2026 according to item 16.2 a)-c) is proposed to be taken as one decision and requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal. The resolution of the AGM on an Equity Swap Agreement with third party according to item 16.3 requires that more than half of the votes cast at the AGM approve the proposal.

Description of other ongoing long-term variable compensation programs

In addition to the LTV programs for 2023, 2024 and 2025, which are directed at the President and CEO, the ET, and the Executives, the Company has other ongoing long-term variable compensation programs directed at other employees within the Group. These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The Company has decided to implement one other share-related compensation program for 2026: the Key Contribution Plan 2026 (“KC Plan 2026”). Ericsson also has an all-employee share purchase plan running which was implemented in 2021 (ESPP).

The KC Plan 2026

The KC Plan 2026 is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 14% to 16% of Ericsson employees will be eligible for the KC Plan 2026. The award levels are assigned to employees mainly within in a range of 10 – 50% of Annual Base Salary to bring greater alignment with the local market conditions.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of the shares of series B in Ericsson used for the LTV 2026 at the time of grant. The plan has a three-year total service period (“Service Period”) during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full Service Period.

The value of each synthetic share is driven by the absolute share price performance of shares of series B in Ericsson shares during the Service Period. At the date of vesting for each instalment of the above-described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of the Ericsson series B share on Nasdaq Stockholm at the respective vesting date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 17.1 million synthetic shares will be awarded under the KC Plan 2026. The maximum total cost effect of the KC Plan 2026 on the income statement, including social security fees, is estimated to be approximately SEK 1.65 billion distributed over the years 2026 – 2029. The costs will depend on the future development of the market price of the Ericsson series B share.

The Ericsson share purchase plan (“ESPP”)

Ericsson is committed to helping employees thrive and to recognizing them for the impact they create by providing opportunities to enrich their working experience. In order to encourage employees to play an active role in achieving the Company’s purpose, further create sense of belonging and ownership, the ESPP was launched 2021. In total the ESPP is now live in 72 countries for 73,000 eligible employees of which approximately 13,600 participated at year-end 2025, representing 18.6% of eligible population.

The ESPP is an all-employee share purchase plan that enables employees to purchase shares of series B in Ericsson up to a maximum value of SEK 55,000 per year via monthly payroll deduction. In recognition of the employees’ commitment, Ericsson supports the participants with a net cash payment up to 15% of their elected contribution amounts and covers the tax on the Company supported amount, which is payable via payroll. Under the ESPP participants will acquire shares of series B in Ericsson at market price on Nasdaq Stockholm and the ESPP does therefore not have any dilutive effect.

The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2025 in the Notes to the consolidated financial statements, Note G3: Share-based compensation and on the Company’s website.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Item 17 Amendment of the terms of the Long-Term Variable Compensation Program 2025 (LTV 2025)

Background

In view of the Company’s planned implementation of IFRS 18 on January 1, 2027, it is expected that EBITA (earnings (loss) before interest, taxes, amortizations and excluding write-downs of acquired intangible assets and restructuring charges8) will no longer be used as a performance measure after December 31, 2026. Instead, the performance measure Adjusted Operating Profit (Operating profit (loss) before investing income (expenses), financing expenses, taxes and excluding amortizations and write downs of acquired intangible assets, restructuring charges and material one-off items9) is expected to be used.

Currently, Group EBITA is one of the performance criteria for LTV 2025. To align the terms of the LTV 2025 with this new accounting standard, the Board of Directors proposes that the current Group EBITA performance criterion be amended to a broader Group profitability performance criterion, as outlined in the proposal below.

The Board of Directors considers that the proposed amendment requires a new decision on the financing of the program, see items 17.2 and 17.3 below. The Board of Directors still considers that transfer of previously repurchased treasury stock is the most cost efficient and flexible financing method for LTV 2025.

The administration cost for hedging the financial exposure of the LTV 2025 by way of an equity swap agreement is currently estimated to approximately SEK 70 million. Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock. An equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Proposals

17.1 Amendment of the terms for the LTV 2025

The Board of Directors proposes that the section on the Group EBITA performance criterion in the resolution from the AGM 2025 be amended as follows:

[8]	The definition of Group EBITA in LTV 2025 differs from the definition of Group EBITA in the Company’s financial report as the definition in the LTV 2025 excludes restructuring charges.
[9]	Material, unforeseen and non-recurrent transactions impacting comparability which are formally approved by CEO/CFO.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

•	Group profitability performance criterion

45% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group profitability performance criterion, expressed as either EBITA (earnings (loss) before interest, taxes, amortizations and excluding write-downs of acquired intangible assets and restructuring charges)10 or Adjusted Operating Profit (Operating profit (loss) before investing income (expenses), financing expenses, taxes and excluding amortizations and write downs of acquired intangible assets, restructuring charges and material one-off items11), in accordance with the accounting standard applied by the Company for the financial years 2025, 2026 and 2027, respectively, calculated as the average of the achievement of the three annual profitability targets. The Group profitability performance criterion is established by the Board of Directors and will stipulate a minimum level and a maximum level for each of the financial years 2025, 2026 and 2027. The Group profitability targets are established annually and not disclosed due to stock market and competition considerations. Target achievement for each financial year will be determined by the Board of Directors when the audited result for each of the financial years is available.

If the maximum performance level for the relevant financial year is reached or exceeded, target achievement for that financial year will be determined at 200%. If performance for the relevant financial year amounts to or is below the minimum level, target achievement for that financial year will be determined at 0%. If performance for the relevant financial year is below the maximum level but exceeds the minimum level, target achievement for that financial year will be determined on a linear pro-rata basis. When audited results for all three financial years are available, the average target achievement will be calculated by adding the target achievement for each year and dividing the sum by three. The vesting level of Performance Share Awards related to Group profitability performance criterion will equal the average target achievement and be determined by the Board of Directors. The allotment of the shares will not occur until the end of the Vesting Period in 2028.

17.2 Transfer of treasury stock to employees and on an exchange for the LTV 2025

a)	Transfer of treasury stock under the LTV 2025

To secure the delivery of Performance Shares in accordance with the terms and conditions of the LTV 2025, the Board of Directors proposes that the AGM resolve that the Company shall have the right to transfer no more than 10.9 million shares of series B in the Company less any shares retained by the Company as per item 17.2 c) on the following terms and conditions:

[10]	The definition of Group EBITA in LTV 2025 differs from the definition of Group EBITA in the Company’s financial report as the definition in the LTV 2025 excludes restructuring charges.
[11]	Material, unforeseen and non-recurrent transactions impacting comparability which are formally approved by CEO/CFO.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2025. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2025.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2025.

•	Employees covered by the terms and conditions of the LTV 2025 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2025 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2025.

b)	Authorization to decide on transfer of treasury stock on an exchange to cover expenses for the LTV 2025

Authorization for the Board of Directors to decide that the Company shall, prior to the AGM in 2027, transfer no more than 1.8 million shares of series B in the Company in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants in the LTV 2025

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2025, prior to the AGM in 2027, retain and sell no more than 70% of the vested shares of series B in the Company in order to cover the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2025 and do not incur additional costs to the LTV 2025 for the Company.

17.3 Equity Swap Agreement with third party in relation to the LTV 2025

In the event that the required majority for approval is not reached under item 17.2 above, the financial exposure of the LTV 2025 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party may, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2025.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Majority rules

The resolution of the AGM on an amendment of the terms of the LTV 2025 according to item 17.1 requires that more than half of the votes cast at the AGM approve the proposal. The resolution of the AGM on transfer of treasury stock to employees and on an exchange for the LTV 2025 according to item 17.2 a)-c) is proposed to be taken as one decision and requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal. The resolution of the AGM on an Equity Swap Agreement with third party according to item 17.3 requires that more than half of the votes cast at the AGM approve the proposal.

Item 18 Authorizations on transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs LTV I 2023, LTV II 2023 and LTV 2024

18.1 Authorization to decide on transfer of treasury stock on an exchange to cover expenses

The AGM in 2025 resolved on a right for the Company to transfer in total no more than 3.5 million shares of series B in the Company on a stock exchange to cover certain payments, mainly social security payments, which may occur in relation to the Long-Term Variable Compensation Programs LTV I 2023, LTV II 2023 and LTV 2024 (the “Programs”).

The resolution is valid up to the following AGM. Resolutions on transfer of treasury stock for the purpose of the above-mentioned programs must therefore be repeated at subsequent AGMs. None of these 3.5 million shares of series B in the Company have been transferred up to February 23, 2026.

The Board of Directors proposes that the AGM authorize the Board of Directors to decide that the Company shall, prior to the AGM in 2027, transfer no more than 3.5 million shares of series B in the Company, or the lower number of shares of series B, which as per March 31, 2026 remain of the original 3.5 million shares for the purposes of covering certain payments, primarily social security payments that may occur in relation to the Programs. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

18.2 Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

Previous AGMs have resolved to secure the delivery of Performance Shares in relation to the Programs through transfer of in total no more than 16.9 million shares of series B in the Company to Participants and subsidiaries within the Ericsson Group.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

The Board of Directors proposes that the AGM authorize the Board of Directors to decide to, in conjunction with the delivery of vested shares under the Programs, prior to the AGM in 2027, retain and sell no more than 70% of the vested shares of series B in the Company in order to cover the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share. These shares form a part of the final number of vested shares to the employees under the Programs and do not incur additional costs to the Programs for the Company.

Majority rules

The resolutions of the AGM on transfer of treasury stock on an exchange according to each of items 18.1 and 18.2 requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the AGM approve the proposals.

Item 19 Authorization for the Board of Directors to decide upon purchase of own shares

The Board of Directors proposes that the AGM resolve to authorize the Board of Directors to decide on the purchase of the Company’s own shares according to the following conditions:

1.	The Company’s shares of series B may be purchased.

2.	Purchases may be made on Nasdaq Stockholm and in accordance with Nasdaq Nordic Main Market Rulebook for Issuers of Shares.

3.	The authorization may be exercised on one or several occasions in the period up until the AGM in 2027.

4.

The purchases are to be made in accordance with the price limitations set out in Nasdaq Nordic Main Market Rulebook for Issuers of Shares, which states that shares may not be purchased at a price higher than the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out. Purchases of shares may not be made at a price lower than the lowest price at which an independent purchase can be made.

5.	The number of shares purchased must at no time result in the Company’s holding exceeding 10 percent of all the shares in the Company.

The purpose of the authorization is to give the Board of Directors wider freedom of action in the work with the Company’s capital structure and thereby contribute to increased shareholder value, as well as to enable purchases of shares to be used within the framework of the Company’s share-related incentive programs.

Majority rules

The resolution of the AGM on authorization for the Board of Directors to decide upon purchase of own shares according to item 19 requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the AGM approve the proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2026

Shares and votes

There are in total 3,371,351,735 shares in the Company: 261,755,983 shares of series A and

3,109,595,752 shares of series B, corresponding to in total 572,715,558.2 votes. The Company’s holding of treasury stock as of February 23, 2026, amounts to 38,002,276 shares of series B, corresponding to 3,800,227.6 votes.

Shareholders’ right to receive information at the AGM

The Board of Directors and the President and CEO shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that may affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The form of power of attorney, the postal voting form and the complete proposals of the Nomination Committee with respect to items 1, and 9 –15 above, including a description of the work of the Nomination Committee and Exhibit 1 and 2 to the Nomination Committee’s proposals, are available at the Company’s website www.ericsson.com/en/agm. In respect of all other items, complete proposals are provided under the respective item in the notice. The documents will be sent upon request to shareholders providing their address to the Company.

The annual report (including the Board of Directors’ statement relating to the proposal under item 8.4 above), the auditor’s report, the auditor’s limited assurance report over the sustainability statement, the remuneration report, the auditor’s statement regarding the guidelines for remuneration to group management and the Board of Directors’ statement relating to the proposal under item 19 above will be available at the Company and on the Company’s website www.ericsson.com/en/agm no later than three weeks prior to the AGM. The documents will be sent upon request to shareholders providing their address to the Company.

Stockholm, February 2026

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: February 24, 2026